Mail Stop 3561
      July 1, 2005

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, FL 33615

      Re:	FTS Group, Inc.
		Registration Statement on Form SB-2
      Filed June 17, 2005
		File No. 333-125958
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 5, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		Filed May 16, 2005
      File No. 0-24829

Dear Mr. Gallagher:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Controls and Procedures, page 25
1. We note your disclosure that your chief executive officer and chief financial officer concluded that your "[d]isclosure controls and procedures are currently effective but may not continue to be effective as the Company grows." Please expand your disclosure to specifically explain why your chief executive officer and chief financial officer concluded that your disclosure controls and procedures may not continue to be effective as you grow. Please describe the specific actions that you will or are taking to ensure that your disclosure controls and procedures remain effective. In this regard, we note your further disclosure, "Based on this evaluation, the Chief Executive Officer and Chief Financial Officer
will accelerate plans to implement additional operating and
financial
reporting controls and procedures...."  Please fully describe the additional operating and financial reporting controls and procedures to which you refer. We may have further comment upon review of your response.
2. We note your disclosure that your chief executive officer and chief financial officer seek to ensure that information in reports are "[r]ecorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2
3. We note that you have replaced the term "small business issuer" with "registrant." Please revise, as the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required. Also, you have referred to the definitions of disclosure controls and procedures as set forth in Rules 13a-14 and 15d-14 instead of referring to Rules 13a-15 and 15d-15. Please revise the corresponding exhibits filed with your quarterly report for the fiscal year ended March 31, 2005 as well.
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
4. We note your disclosure that your chief executive officer and chief financial officer made their conclusions based on their evaluation performed "[w]ithin 90 days prior to the filing date of this report." Please, however, revise your disclosure to clearly indicate that the effectiveness conclusion is as of the end of the period covered by the report. See Item 307 of Regulation S-B.
5. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were "[e]ffective in gathering, analyzing and disclosing information needed to satisfy [y]our disclosure obligations under the
Exchange Act." Your disclosure does not appear to accurately reflect the definition of disclosure controls and procedures.
Accordingly,
please revise to clarify, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed by FTS Group in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in our rules and forms. Please also revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202)
551-
3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Amy M. Trombly, Esq.
      Fax: (617) 243-0066

??

??

??

??

Scott Gallagher
FTS Group, Inc.
July 1, 2005
Page 1